

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2025

Say Leong Lim
Chief Executive Officer and Chairman of the Board of Directors
Alps Global Holding Pubco
Unit E-18-01 & E-18-02, Level 18, Icon Tower (East)
No. 1, Jalan 1/68F, Jalan Tun Razak
50400 Kuala Lumpur
Wilayah Persekutuan, Malaysia

Tham Seng Kong
Chief Executive Officer
Alps Life Sciences Inc
Unit E-18-01 & E-18-02, Level 18, Icon Tower (East)
No. 1, Jalan 1/68F, Jalan Tun Razak
50400 Kuala Lumpur
Wilayah Persekutuan, Malaysia

> **Re: Alps Global Holding Pubco**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed April 1, 2025**
> **File No. 333-284035**

Dear Say Leong Lim and Tham Seng Kong:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 17, 2025 letter.

Amendment No. 1 to Registration Statement on Form F-4 filed April 1, 2025

Availability and terms of PIPE Investment, page 34

1.   We note your disclosure on page 34 that the Board negotiated the terms of the PIPE Investment with Alps and mutually agreed that the PIPE Investment would be used for PubCo's working capital after the Business Combination. Please revise your filing to include risk factor disclosure that addresses how the changes to the PIPE Investment could impact PubCo's ability to operate its business after the closing.

Background of the Business Combination, page 126

2.   We note your disclosure that the verbal commitment to securing PIPE Investments was what the Globalink Board considered as the primary basis for the pre-money valuation of Alps of approximately $1.6 billion and that the Board placed a high significance weighting on the availability and terms of the PIPE Investments in approving the transaction. Your disclosure of the dollar amount of the PIPE Investments that the Board considered when determining to approve the transaction was reduced from US$40.23 million to US$3.48 million. This appears to reflect the smaller available PIPE investment after the termination of two of the Subscription Agreements in March 2025. Given that the Board approved the transaction in January 2024, please clarify the information the Board relied upon at the time it made its determination to approve the transaction. In this regard, we note your statement on page 129 that the Board "considered the availability and terms of the PIPE Investment prior to approving the Business Combination" and placed a "high significance weighing on this factor." Additionally, please explain what consideration the Board gave to reapproving or reevaluating their determination that the Business Combination is in the best interests of, and advisable to, the Globalink stockholders following the termination of the vast majority of the PIPE Investments and the removal of the Earnout Shares from the consideration payable to Globalink shareholders.

Management's Discussion and Analysis of Financial Condition and Results of Operations of ALPS
Cost of sales, page 236

3.   Here you discussed three partners to provide specialized medical and aesthetic services under profit sharing arrangement. Please update your related revenue recognition accounting policies for principal versus agent including at page F-72 as it currently only refers to hair implant services.

Financial Statements of Alp Life Sciences Inc., page F-116

4.   In regards to the financial statements for Alps Life Science Inc, please address the following:
   •   We note that for the unaudited financial statements for the six months ended September 30, 2024 you are also presenting financial statements for the six

months ended September 30, 2023, which is prior to inception. Please clarify in your disclosures whether these are the financial statements of Alps Global Holding Berhad. Please also address what consideration you gave as to whether Alps Global Holding Berhad should be considered the predecessor entity pursuant to Rule 405 of Regulation C in the audited financial statements.

•

• Please address what consideration you gave to Item 8.A.4 of the Form 20-F in determining when the audited annual financial statements should be updated.

Financial Statements of Cilo Cybin Holdings Limited, page F-180

5.   Please include the independent auditor's report and consent for the financial statements of Cilo Cybin Holdings Limited.

Exhibit 23.2, page EX-23

6.   We note your response to previous comment four. Please address the following:
   • As previously requested, please have your auditor revise the consent to separately refer to the specific dates of the auditor's report including both original and updated report dates. For example for the financial statements of Alps Global Holding Berhad, the consent should refer to the various specific report dates which include June 18, 2024, August 12, 2024, and December 4, 2024.
   • The consent for ALPS Global Holding Pubco does not appear to refer to the appropriate report date. Please have your auditor revise as necessary.

General

7.   We note your response to previous comment 5 and your revised disclosure that while you do not believe it is possible for Globalink to regain compliance with the continued listing requirements of Nasdaq or otherwise get listed on Nasdaq again prior to the Closing, you still expect to be able to satisfy the conditions to the consummation of the Business Combination and do not expect to seek a waiver or amendment of these closing conditions. Notwithstanding the possibility of PubCo's securities receiving listing approval while Globalink's securities remain delisted, please explain whether the continued delisting of Globalink's securities would prevent you from satisfying the closing conditions under the Business Combination Agreement. Specifically, we note that Section 6.10 of the Amended and Restated Merger Agreement appears to include a representation that Globalink's securities are listed on Nasdaq and Section 10.3(b) appears to require this representation to be brought down as of the Closing Date in all material respects.

Please contact Nudrat Salik at 202-551-3692 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Jenny Chen-Drake, Esq.